[Cytyc Corporation Letterhead]

December 11, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. Gary Todd

Review Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cytyc Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed February 22, 2006 and Subsequent Exchange Act Filings

SEC File No. 0-27558

Dear Mr. Todd:

Set forth below is the response of Cytyc Corporation (“Cytyc” or the “Company”) to the Staff’s letter of comment, dated November 16, 2006 (the “Comment Letter”), relating to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Form 10-Q for the quarterly period ended September 30, 2006.

Form 10-Q as of September 30, 2006

Condensed Consolidated Statements of Income, page 5

1.	In future filings please revise the table of stock-based compensation to remove the caption which currently shows the totals of stock-based compensation presented in the individual income statement line items. Your revised disclosure should conform to the guidance from Section I.C.2 of the Current Accounting and Disclosures Issues in the Division of Corporation Finance. That document is available at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response: The Company acknowledges the Staff’s comment and advises that it will comply with the Staff’s comment in future filings.

* * * * * * * *

CYTYC CORPORATION

250 CAMPUS DRIVE, MARLBOROUGH, MA 01752

TEL: (508) 263-2900 FAX: (508) 229-2795 www.cytyc.com

Mr. Gary Todd

December 11, 2006

In connection with responding to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (508) 263-2900. Thank you for your assistance.

Sincerely,

/s/ Timothy M. Adams
Timothy M. Adams
Senior Vice President, Chief Financial Officer and Treasurer